UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 2, 2007



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State of incorporation)	(Commission file number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On May 2, 2007, Churchill Downs Incorporated (the "Company") as Borrower entered into an Amendment No. 1 (the "First Amendment") to the Amended and Restated Credit Agreement dated as of September 23, 2005 (the "Agreement") with JPMorgan Chase Bank, N.A. and the other lending institutions listed in the Agreement (the "Lenders"), JPMorgan Chase Bank, N.A. as Agent and Collateral Agent (the "Agent"), with PNC Bank, National Association as Syndication Agent and National City Bank as Documentation Agent. The Guarantors under the Agreement continue to be Company subsidiaries Churchill Downs Management Company, Churchill Downs Investment Company, Churchill Downs Simulcast Productions, LLC, Charlson Industries, Inc., Calder Race Course, Inc., Tropical Park, Inc., Arlington Park Racecourse, LLC, Arlington OTB Corp., Quad City Downs, Inc., CDIP, LLC, CDIP Holdings, LLC, Churchill Downs Louisiana Horseracing Company, L.L.C., Churchill Downs Louisiana Video Poker Company, L.L.C. and Video Services, Inc.

The First Amendment primarily serves (i) to reduce the maximum aggregate commitment under the credit facility from $200,000,000 to $120,000,000 and (ii) reduce the interest rates applicable to amounts borrowed under this facility. Given the reduction in the maximum aggregate commitment, four lenders that were originally parties to the Agreement are removed as lenders under the terms of the First Amendment. These "Departing Lenders" are: Bank of America, N.A.; Branch Banking & Trust Company; Comerica Bank; and Suntrust Bank.

The amounts of the letter of credit sub-facility (not to exceed $25,000,000) and the swing line commitment (up to a maximum principal amount of $15,000,000) are not reduced by the First Amendment. The Company continues to have the ability, at any time, with the consent of the Agent but without the consent of the Lenders except as set forth in the Agreement and subject to satisfaction of the requirements set forth in the Agreement, to increase the maximum aggregate commitment by up to an additional $50,000,000, which would increase the maximum aggregate commitment to $170,000,000. Borrowings made pursuant to the Agreement may be revolving loans or swing line loans, the combined sum of which may not exceed the maximum borrowing amount. Amounts borrowed under the Agreement may be borrowed, repaid and reborrowed from time to time until September 23, 2010.

Borrowings made pursuant to the Agreement will bear interest, payable the last day of each calendar quarter on floating rate advances or at the end of any interest period on Eurodollar advances, at either (a) the floating rate, described in the Agreement as the higher of the Agent's prime rate or the federal funds rate plus 0.50%, or (b) the applicable margin (the "Applicable Margin"), which is determined with reference to the Company's leverage ratio plus a rate based upon the Eurodollar rate (a publicly published rate). The lower end of the range of the Applicable Margin is reduced pursuant to the terms of the First Amendment from 75 to 50 additional basis points. In addition, whereas the Agreement provided for four "levels" for the Applicable Margin based on the Company's leverage ratio, the pricing schedule incorporated into the First Amendment includes seven levels for the Applicable Margin. Swing line loans continue to bear interest at the prime rate of the swing line lender. Under the Agreement, the Company agreed to pay a commitment fee, payable on the last day of each calendar quarter, at rates that range from 0.15% to 0.375% of the available aggregate commitment, depending on the Company's leverage ratio. The First Amendment serves to reduce the range of the commitment fee to rates from 0.10% to 0.25% and similarly increases the number of "levels" for commitment fees from four to seven.

The First Amendment adds a negative covenant that imposes a $100,000,000 cap on the amount of any investment that the Company may make to construct a gaming and/or slot machine facility in Florida in the event that laws in that state permit and the Company obtains authority to engage in such activities. The First Amendment also modifies two of the financial covenants, providing for a one-time increase in the maximum leverage ratio for a period of eight consecutive quarters in the event that the Company constructs a gaming and/or slot facility in Florida and increasing the baseline for the minimum consolidated net worth covenant from $190,000,000 to $290,000,000.

Certain of the Lenders party to the First Amendment, and their respective affiliates, have performed, and may in the future perform for the Company and its subsidiaries, various commercial banking, investment banking, underwriting and other financial advisory services, for which they have received, and will receive, customary fees and expenses.

The foregoing description of the First Amendment is qualified in its entirety by reference to the First Amendment, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

ITEM 2.03.   CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT

The information described above under Part (i) of "Item 1.01 Entry Into a Material Definitive Agreement" is incorporated herein by reference.

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS

(d)   Exhibits

Numbers	Description
10.1	Amendment No. 1 to the Amended and Restated Credit Agreement among Churchill Downs Incorporated, the guarantors party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as agent and collateral agent, with PNC Bank, National Association, as Syndication Agent, and National City Bank, as Documentation Agent, dated as of May 2, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

Date: May 2, 2007

/s/ Michael W. Anderson

Michael W. Anderson
Vice President & Treasurer

AMENDMENT NO. 1

TO

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AMENDMENT NO. 1 TO AMENDED AND RESTATED CREDIT AGREEMENT (the "Amendment") is made as of May 2, 2007 by and among Churchill Downs Incorporated, a Kentucky corporation (the "Borrower"), the Guarantors, the financial institutions listed on the signature pages hereto as the "Lenders" referred to below and JPMorgan Chase Bank, National Association, as the agent and the collateral agent for the Lenders (the "Agent"). Capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the "Credit Agreement" referred to below.

W I T N E S S E T H:

WHEREAS, the signatories hereto are parties to that certain Amended and Restated Credit Agreement, dated as of September 23, 2005, by and among the Borrower, the Guarantors, the financial institutions from time to time parties thereto (the "Lenders") and the Agent (as the same may from time to time be amended, restated, supplemented or otherwise modified, the "Credit Agreement");

WHEREAS, certain existing Lenders (the "Departing Lenders") identified on the signature pages hereof as Departing Lenders have decided to cease acting as Lenders;

WHEREAS, the parties hereto have agreed to amend the Credit Agreement on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, the Guarantors, the Lenders and the Administrative Agent have agreed to the following amendment to the Credit Agreement.

1.   **Amendments**. Effective as of the date hereof and subject to the satisfaction of the conditions precedent set forth in Section 2 below, the Credit Agreement is hereby amended as follows:

(a)   Section 1.1 of the Credit Agreement is hereby amended to insert the following new definitions thereto in the appropriate alphabetical order as follows:

"ContentCo" means CD ContentCo HC, LLC, a Delaware limited liability company existing to hold Borrower's interest in TrackNet Media Group, LLC, a Delaware limited liability company and joint venture formed by Borrower and Magna Entertainment Corp., a Delaware corporation ("Magna"), which joint venture will consolidate racing signals, wagering rights, account wagering and related businesses of the Borrower and its Subsidiaries and third parties, including without limitation, Magna.

"Florida Casino Project" means the real property located in Miami-Dade County, Florida and the construction and development of a gaming and/or slot machine establishment thereon and related improvements, and other property and assets directly related or ancillary thereto or used in connection therewith, including, without limitation, any building, restaurant, hotel, theater, parking facilities, retail shops, land, golf courses, and other recreation and entertainment facilities, marina, vessel, barge, ship and equipment, and all other property related thereto to the extent required under applicable gaming laws, liquor laws or any other applicable laws to be registered with, or approved by, or not disapproved by, all applicable gaming authorities or liquor authorities or any other governmental authorities, as the case may be.

"HRTV" means CD HRTV HC, LLC, a Delaware limited liability company existing to hold Borrower's fifty percent (50%) interest in Magna's horse racing channel HRTV™, which channel engages or will engage in the production of television broadcast of racing signals and related businesses of the Borrower and its Subsidiaries and third parties, including without limitation, Magna.

(b)   Section 1.1 of the Credit Agreement is hereby amended to restate the definition of "Permitted Investment" in its entirety as follows:

"Permitted Investment" means (i) a possible investment of up to $90,000,000 in Wagerco; (ii) a possible investment of up to $10,000,0000 in ContentCo; and (iii) a possible investment of up to $10,000,000 in HRTV.

(c)   Section 1.1 of the Credit Agreement is hereby amended to restate the following definitions in their entirety as follows:

"Consolidated Indebtedness" means at any time the Indebtedness of the Loan Parties calculated on a consolidated basis as of such time in accordance with Agreement Accounting Principles. The Indebtedness of any Excluded Subsidiary shall not be included in Consolidated Indebtedness.

"Consolidated Net Income" means, with reference to any period, the net income (or loss) of all of the Loan Parties calculated on a consolidated basis for such period in accordance with Agreement Accounting Principles. The net income (or loss) of any Excluded Subsidiary shall not be included in Consolidated Net Income.

"Consolidated Net Worth" means as of any date of determination total stockholders' equity of all of the Loan Parties as of such date determined and consolidated in accordance with Agreement Accounting Principles. The total stockholders' equity of any Excluded Subsidiary shall not be included in Consolidated Net Worth.

"Consolidated Rentals" means, with reference to any period, the Rentals of the Loan Parties calculated on a consolidated basis for such period in accordance with Agreement Accounting Principles. The Rentals of any Exlcuded Subsidiary shall not be included in Consolidated Rentals.

"Excluded Subsidiaries" means any Excluded Entity which is a Subsidiary of any of the Loan Parties. The Excluded Subsidiaries on the date of Amendment No. 1 to this Agreement are: Churchill Downs Pennsylvania Company (formerly known as Churchill Downs California Foodservices Company), Tracknet, LLC, Churchill Downs California Company, Churchill Downs California Fall Operating Company, Fair Grounds International Ventures, L.L.C., a Louisiana limited liability company, F.G. Staffing Services, Inc., a Louisiana corporation, CD ContentCo HC, LLC, a Delaware limited liability company and CD HRTV HC, LLC, a Delaware limited liability company.

(d)   Section 2.1 is hereby amended to (x) delete in its entirety the sentence reading as follows: "On the date of this Agreement, the amount of the Aggregate Commitment is $200,000,000." and (y) delete the reference to "$250,000,000" appearing therein and substitute "$170,000,000" in lieu thereof.

(e)   Each of Section 2.22.1 and Section 2.22.5 of the Credit Agreement is hereby amended to delete the reference to "$250,000,000" appearing therein and substitute "$170,000,000" in lieu thereof.

(f)   Section 5.5 of the Credit Agreement is hereby amended to delete the reference to "December 31, 2004" appearing therein and substitute "December 31, 2006" in lieu thereof.

(g)   Section 6.24.2 of the Credit Agreement is hereby amended and restated in its entirety as follows:

6.24.2 Leverage Ratio. The Borrower will not permit the Leverage Ratio, determined as of the end of each of its fiscal quarters, of (i) Consolidated Funded Indebtedness to (ii) Consolidated Adjusted EBITDA for the then most-recently ended four fiscal quarters to be greater than 3.25 to 1.0; provided that, during the term of this Agreement, for a single period of eight (8) consecutive fiscal quarters, such period beginning with the fiscal quarter during which the Borrower's aggregate amount of Capital Expenditures in respect of the Florida Casino Project (from the inception of such project) exceeds $10,000,000, the Leverage Ratio may be greater than 3.25 to 1.0 but less than or equal to 4.0 to 1.0; provided that from and after the end of such period of consecutive fiscal quarters, the Leverage Ratio shall not be greater than 3.25 to 1.0.

(h)   Section 6.24.3 of the Credit Agreement is hereby amended and restated in its entirety as follows:

6.24.3 Minimum Net Worth. The Borrower will at all times maintain Consolidated Net Worth of not less than (a) $190,000,000 as of the Closing Date, and (b) beginning with Borrower's fiscal year ending December 31, 2006, the sum of (i) $290,000,000 plus (ii) 50% of Consolidated Net Income earned in each fiscal year (without deduction for losses), plus (iii) 100% of the proceeds from any public and/or private offering and/or sale of any common and/or preferred stock and/or other equity security, and/or any note, debenture, or other security convertible, in whole or in part, to common and/or preferred stock and/or other equity security, net of reasonable expenses, commissions and fees associates with such sale, from and after the date of this Agreement.

(i)   A new Section 6.37 is hereby inserted into the Credit Agreement immediately following the existing Section 6.36 as follows:

6.37 Florida Casino Project Capital Expenditures. The Borrower will not, nor will it permit any of its Subsidiaries to, expend, or be committed to expend, an aggregate amount in excess of $100,000,000 for Capital Expenditures in connection with the Florida Casino Project. As used herein, "Capital Expenditures" means, without duplication, any expenditure or commitment to expend money for any purchase or other acquisition of any asset which would be classified as a fixed or capital asset on a consolidated balance sheet of the Borrower and its Subsidiaries prepared in accordance with GAAP.

(j)   Section 7.3 of the Credit Agreement is hereby amended to insert a reference to "and/or 6.37" at the end thereof.

(k)   The Commitments of the Lenders are amended and restated as set forth on Exhibit A hereto. Each Departing Lender shall cease to be a Lender for all purposes under the Credit Agreement. The Borrower hereby agrees to compensate each Lender (including each Departing Lender) for any and all losses, costs and expenses incurred by such Lender in connection with the sale and assignment of any Eurodollar Loans and the reallocation described in Section 2 (a) below, in each case on the terms and in the manner set forth in Section 3.4 of the Credit Agreement.

(l)   The Pricing Schedule is hereby amended and restated in its entirety as set forth on Exhibit B hereto. Such Pricing Schedule shall be effective as of the first Monday following the date hereof and, beginning on such date, the Applicable Margin and the Applicable Fee Rate shall be calculated by reference to such Pricing Schedule based on the Leverage Ratio reflected in the most recent financial statements and compliance certificate delivered pursuant to Section 6.1 of the Credit Agreement and adjustments to the applicable Level shall thereafter be effected in accordance with the Pricing Schedule.

(m)   Schedules 1, 2, 3, 4.1(i)(p), 4.1(i)(q), 5.22, 5.23, 5.24, 5.25 and 5.26 of the Credit Agreement are hereby amended and restated in their entirety as set forth on Annex I hereto.

2.   **Conditions of Effectiveness.** This Amendment shall become effective and be deemed effective as of the date hereof, if, and only if, (a) the Agent and the Lenders shall have administered the reallocation of the Aggregate Outstanding Credit Exposure among the Lenders such that after giving effect to the amendments to the Commitments pursuant hereto, each Lender's Pro Rata Share of the Aggregate Outstanding Credit Exposures is equal to such Lender's Pro Rata Share of the total Commitments, (b) the Agent shall have received (i) executed copies of this Amendment from the Borrower, the Guarantors and the Lenders

(including each Departing Lender) and (ii) for the account of each Lender (other than a Departing Lender) an amendment fee in the amount of $7,500.

3.   **Representations and Warranties of the Loan Parties.** The Loan Parties jointly and severally hereby represent and warrant as follows:

(a)   Each Loan Party has the power and authority and legal right to execute and deliver this Amendment and the Credit Agreement (as modified hereby) and to perform its obligations hereunder and thereunder. The execution and delivery by each Loan Party of this Amendment and the performance of its obligations hereunder and under the Credit Agreement (as modified hereby) have been duly authorized by proper corporate proceedings, and this Amendment and the Credit Agreement (as modified hereby) constitute legal, valid and binding obligations of such Loan Party, enforceable against such Loan Party in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally.

(b)   As of the date hereof and giving effect to the terms of this Amendment, (i) no Default or Unmatured Default has occurred and is continuing and (ii) the representations and warranties of the Loan Parties set forth in the Credit Agreement (as modified hereby) and the other Loan Documents are true and correct in all material respects except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct on and as of such earlier date.

4.   **Reference to and Effect on the Credit Agreement and Loan Documents.**

(a)   Upon the effectiveness of this Amendment, each reference to the Credit Agreement in the Credit Agreement or any other Loan Document shall mean and be a reference to the Credit Agreement as modified hereby. This Amendment is a Loan Document pursuant to the Credit Agreement and shall (unless expressly indicated herein or therein) be construed, administered, and applied, in accordance with all of the terms and provisions of the Credit Agreement.

(b)   Each Loan Party, by its signature below, hereby (i) agrees that this Amendment and the transactions contemplated hereby shall not limit or diminish the obligations of the Company arising under or pursuant to the Credit Agreement and the other Loan Documents to which it is a party, (ii) reaffirms all of its obligations under the Credit Agreement and each and every other Loan Document to which it is a party (including, without limitation, each applicable Collateral Document), (iii) reaffirms all Liens on the Collateral which have been granted by it in favor of the Administrative Agent (for itself and the Lenders) pursuant to any of the Loan Documents, and (iv) acknowledges and agrees that, except as specifically modified above, the Credit Agreement and all other Loan Documents executed and/or delivered in connection therewith shall remain in full force and effect and are hereby reaffirmed, ratified and confirmed.

(c)   The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Administrative Agent or the Lenders, nor constitute a waiver of or consent to any modification of any provision of the Credit Agreement or any other Loan Documents executed and/or delivered in connection therewith.

5.   **GOVERNING LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS) OF THE COMMONWEALTH OF KENTUCKY, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKS.**

6.   **Headings.** Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

7.   **Counterparts.** This Amendment may be executed by one or more of the parties hereto on any number of separate counterparts (including by means of facsimile or electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

****

IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first above written.

Borrower:

CHURCHILL DOWNS INCORPORATED

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: VP Finance & Treasurer

Guarantors:

CHURCHILL DOWNS MANAGEMENT COMPANY

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: Treasurer

CHURCHILL DOWNS INVESTMENT COMPANY

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: Treasurer
CHURCHILL DOWNS SIMULCAST PRODUCTIONS, LLC

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: Treasurer
CHARLSON INDUSTRIES, INC.

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: Treasurer

CALDER RACE COURSE, INC.

By: /s/ Steven P. Sexton_____
Name: Steven P. Sexton
Title: Vice President
TROPICAL PARK, INC.

By: /s/ Steven P. Sexton_____
Name: Steven P. Sexton
Title: Vice President
ARLINGTON PARK RACECOURSE, LLC

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: Treasurer
ARLINGTON OTB CORP.

By: /s/ Debra A. Wood_____
Name: Debbie A. Wood
Title: Secretary
QUAD CITY DOWNS, INC.

By: /s/ Debra A. Wood_____
Name: Debbie A. Wood
Title: Secretary

CDIP, LLC

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: Treasurer
CDIP HOLDINGS, LLC

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: Treasurer
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: Treasurer
CHURCHILL DOWNS LOUISIANA VIDEO POKER COMPANY, L.L.C.

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: Treasurer
VIDEO SERVICES, INC.

By: /s/ Michael Anderson_____
Name: Michael Anderson
Title: Treasurer

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION,
as a Lender, as Agent and as Collateral Agent

By: /s/ H. J. Brenner_____
Name: H. J. Brenner
Title: S.V.P.

PNC BANK, NATIONAL ASSOCIATION,
as a Lender, as LC Issuer and as Syndication Agent

By: /s/ Shelly B. Stephenson_____
Name: Shelly B. Stephenson
Title: Vice President

NATIONAL CITY BANK (successor in interest to National City Bank of Kentucky),
as a Lender and as Documentation Agent

By: /s/ Rob King_____
Name: Rob King
Title: Senior Vice President

FIFTH THIRD BANK, KENTUCKY, INC.,
as a Lender

By: /s/ David O'Neal_____
Name: David O'Neal
Title: Vice President

U.S. BANK NATIONAL ASSOCIATION,
as a Lender

By: /s/ Mark Wheeler_____
Name: Mark Wheeler
Title: Executive Vice President

BANK OF AMERICA, N.A.,
as a Departing Lender

By: /s/ Lisa B. Barksdale_____
Name: Lisa B. Barksdale

Title: V.P.

BRANCH BANKING & TRUST COMPANY,
as a Departing Lender

By: /s/ Johnny L. Perry_____
Name: Johnny L. Perry
Title: Senior Vice President

COMERICA BANK,
as a Departing Lender

By: /s/ Heather Whiting_____
Name: Heather Whiting
Title: Vice President

SUNTRUST BANK,
as a Departing Lender

By: /s/ Kap Yarbrough_____
Name: Kap Yarbrough
Title: Vice President

Lender	Commitment
JPMorgan Chase Bank, National Association	$30,000,000
PNC Bank, National Association	$30,000,000
National City Bank	$20,000,000
Fifth Third Bank, Kentucky, Inc.	$20,000,000
U.S. Bank National Association	$20,000,000
TOTAL:	**$120,000,000**

PRICING SCHEDULE

Applicable Margin	Level I Status	Level II Status	Level III Status	Level IV Status	Level V Status	Level VI Status	Level VII Status
Eurodollar Rate	*0.50%*	*0.625%*	*0.75%*	*0.875%*	*1.00%*	*1.25%*	*1.50%*
Floating Rate	*0%*	*0%*	*0%*	*0%*	*0%*	*0%*	*0%*

Applicable Fee Rate	Level I Status	Level II Status	Level III Status	Level IV Status	Level V Status	Level VI Status	Level VII Status
Commitment Fee	*0.10%*	*0.12%*	*0.15%*	*0.15%*	*0.20%*	*0.20%*	*0.25%*

For the purposes of this Schedule, the following terms have the following meanings, subject to the final paragraph of this Schedule:

"Financials" means the annual or quarterly financial statements of the Borrower delivered pursuant to Section 6.1(i) or (ii).

"Level I Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, the Leverage Ratio is less than 1.00 to 1.00.

"Level II Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status and (ii) the Leverage Ratio is greater than or equal to 1.00 to 1.00 and less than 1.50 to 1.00.

"Level III Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status or Level II Status and (ii) the Leverage Ratio is greater than or equal to 1.50 to 1.00 and less than 2.00 to 1.00.

"Level IV Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status or Level II Status and (ii) the Leverage Ratio is greater than or equal to 2.00 to 1.00 and less than 2.50 to 1.00.

"Level V Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status or Level II Status and (ii) the Leverage Ratio is greater than or equal to 2.50 to 1.00 and less than 3.00 to 1.00.

"Level VI Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status or Level II Status and (ii) the Leverage Ratio is greater than or equal to 3.00 to 1.00 and less than 3.25 to 1.00.

"Level VII Status" exists at any date if the Borrower has not qualified for Level I Status, Level II Status, Level III Status, Level IV Status, Level V Status or Level VI Status.

"Status" means either Level I Status, Level II Status, Level III Status, Level IV Status, Level V Status, Level VI Status and Level VII Status.

The Applicable Margin and Applicable Fee Rate shall be determined in accordance with the foregoing table based on the Borrower's Status, adjusted quarterly and measured on the most recent four fiscal quarters ending on the determination date as reflected in the then most recent Financials. Adjustments, if any, to the Applicable Margin or Applicable Fee Rate shall be effective five Business Days after the Agent has received the applicable Financials. If the Borrower fails to deliver the Financials to the Agent at the time required pursuant to Section 6.1, then the Applicable Margin and Applicable Fee Rate shall be the highest Applicable Margin and Applicable Fee Rate set forth in the foregoing table until five days after such Financials are so delivered.

Exhibits and schedules to Exhibit 10.1, other than Exhibits A and B, have been intentionally omitted because they are not material. The registrant agrees to furnish such omitted exhibits and schedules supplementally to the Commission upon request.